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SEC Mail Processing Section
MAR 02 2021
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Star Mountain Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Grand Central Tower, 140 East 45th Street - 37th Fl
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J Marron (516) 287-2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Polis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Star Mountain Advisors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA CHIAINO
Notary Public - State of New York
NO. 01CH6203317
Qualified in Kings County
My Commission Expires 4.6.21

Signature

CEO

Title

Christina Chiaino 2.23.21

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) EXEMPTION REPORT

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of Star Mountain Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Star Mountain Advisors, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Star Mountain Advisors, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Star Mountain Advisors, LLC's management. Our responsibility is to express an opinion on Star Mountain Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Star Mountain Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Reconciliations Under Rule 17a-5(d)(2) of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Star Mountain Advisors, LLC's financial statements. The supplemental information is the responsibility of Star Mountain Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Reconciliations Under Rule 17a-5(d)(2) of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2010.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 23, 2021

Star Mountain Advisors, LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	240,386
Fees receivable		18,688
Prepaid expenses		10,462
Total assets	$	269,536
Liabilities and Member's Equity		
Liabilities		
Accrued compensation	$	18,688
Other accrued expenses		7,331
Due to affiliate		1,360
Total liabilities		27,379
Commitments and contingencies		
Member's equity		242,157
Total liabilities and member's equity	$	269,536

The accompanying notes are an integral part of these financial statements.

Star Mountain Advisors, LLC
Statement of Operations
Year Ended December 31, 2020

Revenues		
Private placement fees	$	234,593
Expenses		
Professional fees		71,041
Compensation and benefits		50,001
Regulatory fees		13,310
Occupancy		8,586
Other		10,001
		152,939
Net income	$	81,654

The accompanying notes are an integral part of these financial statements.

Star Mountain Advisors, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2020

Member's equity, January 1, 2020	$	20,503
Net income		81,654
Contributions		140,000
Member's equity, December 31, 2020	$	242,157

The accompanying notes are an integral part of these financial statements.

Star Mountain Advisors, LLC
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	81,654
Adjustments to reconcile net profit to net cash provided by operating activities		
Increase (decrease) in cash attributable to changes		
in operating assets and liabilities		
Increase in accrued compensation		2,235
Decrease in other accrued expenses		(28,181)
Decrease in due to affiliate		(15,086)
Increase in prepaid expenses		(6,059)
Increase in fees receivable		(2,235)
Net cash provided by operating activities		32,328
Cash flows from financing activities		
Member's contributions		140,000
Net cash provided by financing activities		140,000
Net increase in cash		172,328
Cash and cash equivalents - beginning		68,058
Cash and cash equivalents - ending	$	240,386

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization

Nature of Business

Star Mountain Advisors, LLC (the "Company"), is a Delaware limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It is wholly-owned by Star Mountain Capital, LLC ("Parent"), a Delaware limited liability company.

The Company's business activities include fundraising and deal sourcing for unrelated as well as related entities through the private placement of securities.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Allowance for Doubtful Accounts
Periodically, the Company evaluates accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable.

Income Taxes
The Company is not subject to federal or state income taxes. All taxable income (loss) and tax credits are reported on the tax returns of its Parent.

Note 3 – Related Party Transactions

The Company and an affiliate have entered into an administrative services agreement in a manner consistent with SEC rules 15c3-17a-3, 17a-4 and 17a-5 and other relevant SEC and FINRA regulations and interpretations, whereas the affiliate agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company agrees to reimburse the affiliate for such expenses.

The amount of expenses covered by the administrative service agreement for the year ended December 31, 2020 was $33,382, $1,360 of which was unpaid.

The Company also participated in a private offering for the affiliate for which it earned fees of $18,688 which represented a percentage of funds raised during the year ended December 31, 2020.

Note 4 – Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $231,695, which was $226,695 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital ratio was 11.82%.

Note 5 – Subsequent Events

Subsequent events were evaluated through February 23, 2021 which is the date the financial statements were available to be issued. On January 22, 2021, the Company distributed $155,000 to its Parent after providing required notifications to the SEC and to FINRA.

Star Mountain Advisors, LLC

Schedule 1

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

Net capital:		
Total member's equity	$	242,157
Deduct nonallowable assets:		
Prepaid expenses		10,462
Net capital before haircuts on securities (tentative net capital)		231,695
Haircuts on securities		0
Net capital	$	231,695
Aggregate indebtedness:		
Accrued compensation	$	18,688
Other accrued expenses		7,331
Due to affiliate		1,360
Total aggregate indebtedness	$	27,379
Computation of basic net capital requirement:		
Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Excess net capital at 1500 percent	$	226,695
Excess net capital at 1000 percent	$	228,957
Percentage of aggregate indebtedness to net capital		11.82%

Star Mountain Advisors, LLC **Schedule II**

Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2020

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

Star Mountain Advisors, LLC **Schedule III**

Reconciliations

Under Rule 17a-5(d)(2) of the Securities and Exchange Commission

December 31, 2020

A. Reconciliation of Computation of Net Capital

1. Net capital, per FOCUS Report, Part IIA	$	231,695
Net Capital, per schedule I	$	**231,695**
2. Aggregate indebtedness per FOCUS Report, Part IIA	$	27,379
Aggregate indebtedness, per schedule I	$	**27,379**

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
Star Mountain Advisors, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which Star Mountain Advisors, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which Star Mountain Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(i) and Star Mountain Advisors, LLC stated that Star Mountain Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Star Mountain Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Star Mountain Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 23, 2021

Rule 15c3-3 Exemption Report
December 31, 2020

Star Mountain Advisors, LLC ("the Company")

The Company, to its best knowledge and belief, during the year ended December 31, 2020, (1) claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(i) without exception.

Name: John Polis
Title: CEO/CCO
Date: February 23, 2021